FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Recent Developments

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (“SEC”) on September 30, 2010 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-186755) of the registrant, filed with the SEC on February 20, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 5, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Recent Developments

Through a statement issued by Banca Monte dei Paschi di Siena SpA (“MPS”) and various press reports, Nomura International plc (“NIP”) believes that MPS is challenging in Italy a structured finance transaction entered into in 2009 by the parties and seeking from NIP and other non-Nomura defendants compensation for unspecified damages sustained or to be sustained by MPS in connection with that transaction. As of the date hereof, NIP has not received service of process relating to this matter. Due to the lack of information available to us and the uncertainties involved, at this time we cannot provide an estimate of reasonably possible loss, if any, related to this matter.